Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the CRISPR Therapeutics AG 2015 Stock Option and Grant Plan, the CRISPR Therapeutics AG 2016 Stock Option and Incentive Plan, the CRISPR Therapeutics AG 2016 Employee Stock Purchase Plan, the Non-Qualified Option Agreement with Megan Menner, the Non-Qualified Option Agreement with Paul Schneider, and the Non-Qualified Option Agreement with Pablo Cagnoni of CRISPR Therapeutics AG of our report dated May 13, 2016 (except note 17, as to which the date is July 26, 2016), with respect to the consolidated financial statements of CRISPR Therapeutics AG included in its Registration Statement (Form S-1 No. 333-213577) and the related Prospectus, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

October 19, 2016